EXHIBIT 7.2

PROMISSORY NOTE

$535,020.73	March 18, 2021

FOR VALUE RECEIVED, iCoreConnect, Inc., a Nevada corporation (“Maker”) hereby promises to pay to the order of Robert McDermott at such address as may be designated from time to time hereafter by the holder hereof (“Holder”), the principal sum of FIVE HUNDRED, THIRTY-FIVE THOUSAND, TWENTY DOLLARS and SEVENTY-THREE CENTS ($535,020.73), together with interest on the principal balance outstanding, as hereinafter provided, in lawful money of the United States of America.

The principal outstanding hereunder shall bear simple interest at 18.00% per annum from the date of December 31, 2020 until paid in full. In year one of the two-year note, Interest payments shall be made monthly in lawful money of the United States of America. No payments of principal shall be required in the first year of the note. In the second year of the note, principal and interest payments shall me made on the first day of the month beginning January 1, 2021 in accordance with amortizing payment schedule in exhibit 1 until the note is fully repaid.

All outstanding sums of principal and interest hereunder are due and payable by December 31, 2023 (the “Maturity Date”).

Maker may repay this note at any time in whole or in part, with accrued interest to the date of such payment on the amount prepaid, without notice, premium or penalty. Amounts repaid shall not be available for borrowing again later.

Upon receipt of proceeds from the issuance of debt or equity prior to the Maturity Date, Maker may (and in any event within 2 business days) prepay this note with such proceeds.

Maker shall pledge and grant a security interest in all assets to Holder.

All payments hereunder shall be applied first to the repayment of accrued and unpaid interest; and then to the reduction of principal. If this Note is not paid when due, Maker agrees to pay all costs of collection, including reasonable attorneys’ fees for legal services, including services rendered on appeal and services rendered in connection with any bankruptcy proceeding, along with all costs of collection.

Upon the occurrence of any event of default, the entire balance of principal, accrued interest, and other sums owing hereunder shall, at the option of Holder, become at once due and payable without notice or demand. In the event of the death or employment termination of the Holder, the entire balance of principal and accrued interest will be payable immediately.

Until the Note has been paid and fully satisfied and the commitments of Maker have been terminated, Holder shall be entitled to a security interest in any Collateral. The term “Collateral,” as used herein, shall include: (a) any property or assets, real or personal, tangible or intangible, now existing or hereafter acquired, of Maker; and (b) all supporting obligations, products and proceeds of the foregoing.

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THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF FLORIDA, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

MAKER AND HOLDER EACH HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE.

Maker: iCoreConnect, Inc, a Nevada corporation

/s/ Harold Goetsch
Harold Goetsch,
its Chief Financial Officer

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